

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

<u>Via E-mail</u>
James A. Israel, President
John Deere Capital Corporation
1 East First Street, Suite 600
Reno, NV 89501

> **Re: John Deere Owner Trust 2011**
> **Form 10-K for the Fiscal Year Ended October 31, 2012**
> **Filed January 25, 2013**
> **File No. 333-151821-04**

Dear Mr. Israel:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

<u>Exhibits to Form 10-K</u>
<u>Exhibit 33.1</u>

1. We note that John Deere Capital Corporation ("JDCC") and Deere Credit Services filed separate compliance statements under Item 1123 of Regulation AB (Exhibits 35.1 and 35.2); however, JDCC together with its subsidiaries filed one report on its assessment of compliance with servicing criteria (Exhibit 33.1). Please advise as to why Deere Credit Services did not file a separate assessment of compliance with servicing criteria even though it filed a separate servicer compliance statement. See Instruction 2 to Item 1122 and the Instruction to Item 1123.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Stacy P. Thomas, Esq.
        Julie M. Olszewski, Esq.